UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ------------------
                           For the month of June 2004

                        Commission File Number: 001-31368

                                SANOFI-SYNTHELABO
                 (Translation of registrant's name into English)

                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  [X]   Form 20-F              [ ]   Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  [ ]  Yes                     [X]  No

         If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


         This Report on Form 6-K shall be deemed to be incorporated by reference into Sanofi-Synthelabo's Registration Statement on Form F-4 (Registration No. 333-112314), as post-effectively amended and declared effective on May 13, 2004 by the United States Securities Exchange Commission, and the related prospectus, dated April 9, 2004, and the prospectus supplement, dated May 27, 2004, each filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.




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                                                        [SANOFI-SYNTHELABO LOGO]


[graphic] Investor Relations



                      SANOFI-SYNTHELABO'S OFFER FOR AVENTIS
                      ADJUSTMENT OF OFFER TERMS ON APPROVAL
                               OF AVENTIS DIVIDEND



PARIS, FRANCE-- JUNE 14, 2004-- Sanofi-Synthelabo (PARIS: SAN, NYSE: SNY) announces that at the Aventis (PARIS: AVE, FRANKFURT: AVE.ETR, NYSE: AVE) annual general meeting held on June 11, 2004, the shareholders of Aventis voted to approve Aventis's 2003 dividend in the amount of (euro)0.82 per share, with an ex-dividend date of June 15, 2004 and a payment date of July 15, 2004.

As a result, in accordance with the terms of Sanofi-Synthelabo's revised offer for Aventis, the terms of Sanofi-Synthelabo's offer for Aventis have been adjusted in the following manner:

o      Standard entitlement: 5 Sanofi-Synthelabo ordinary shares and
       (euro)115.08 in cash for 6 Aventis ordinary shares (or 0.8333 of a Sanofi-Synthelabo ordinary share and (euro)19.18 in cash for each Aventis ordinary share; and 1.6667 Sanofi-Synthelabo ADSs and an amount in U.S. dollars equal to (euro)19.18 in cash for each Aventis ADS)

o All stock election: 1.1600 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share (or 2.3200 Sanofi-Synthelabo ADSs for each Aventis
       ADS)

o All cash election: (euro)68.11 in cash for each Aventis ordinary share (or an amount in U.S. dollars equal to (euro)68.11 in cash for each Aventis ADS).

This adjustment is more fully described in Section 1.3.2(a) "Terms of the New Offer for Aventis Shares" in the French prospectus supplement that obtained the AMF's visa (no. 04-384) on May 7, 2004 and under the section entitled "The Revised U.S. Offer -- Consideration Offered after Approval of Aventis Dividends" in the U.S. prospectus supplement dated May 27, 2004.

In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.

IMPORTANT INFORMATION: In connection with the proposed acquisition of Aventis, Sanofi-Synthelabo has filed a registration statement on Form F-4 (File no. 333-112314), including a prospectus and a prospectus supplement relating to the revised offer, and will file additional documents with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT RELATING TO THE REVISED OFFER, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING ALL AMENDMENTS AND SUPPLEMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC's web site at www.sec.gov. The prospectus and the prospectus supplement relating to the revised offer and other transaction-related documents are being mailed to Aventis security holders eligible to participate in the U.S. offer and additional copies may be obtained for free from MacKenzie Partners, Inc., the information agent for the U.S. offer, at the following address: 105, Madison Avenue, New York, New York 10016; telephone: 1-(212) 929-5500 (call collect) or 1-(800) 322-2885 (toll-free call); e-mail proxy@mackenziepartners.com.

In France, holders of Aventis securities are requested, with respect to the offer, to refer to the prospectus supplement (note d'information complementaire), which has been granted visa number 04-384 by the Autorite des marches financiers ("AMF") and which is available on the website of the AMF (www.amf-france.org) and without cost from: BNP Paribas Securities Services, GIS-Emetteurs, Service Logistique, Les Collines de l'Arche, 75450 Paris Cedex 9 and to the recommendation statement (note d'information en reponse) which has been granted visa number 04-510.

The public offer to holders of Aventis ordinary shares located in Germany (the "German Offer") is being made in accordance with applicable German law and pursuant to an offer document/sales prospectus, which is available free of charge at BNP Paribas Securities Services, Gruneburgweg 14, D-60322 Frankfurt am Main (Fax: 069 - 152 05 277) and on the website of the Company (www.sanofi-synthelabo.com). Any decision to tender Aventis ordinary shares in exchange for Sanofi-Synthelabo ordinary shares under the German Offer must be taken exclusively with regard to the terms and conditions of the German Offer, as well as with regard to the information included in the offer document/sales prospectus, including any amendments thereto, issued in Germany.

The French Offer, the U.S. Offer and the German Offer are being made on substantially the same terms and completion of these offers is subject to the same conditions. It is intended that the three offers will expire at the same time.

Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by Sanofi-Synthelabo with the SEC at www.sec.gov as well as of the Reference Document filed with the AMF on April 2, 2004 (No. 04-0391) at www.amf-france.org or directly from Sanofi-Synthelabo on our web site at: www.sanofi-synthelabo.com.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit        Director of Investor Relations
Arnaud Delepine        Investor Relations Europe
Sanjay Gupta           Investor Relations US
Anne d'Halluin-Sulzer  Investor Relations

CONTACTS:
Email: investor-relations@sanofi-synthelabo.com
Europe                      US
Tel: + 33 1 53 77 45 45     Tel:  + 1 212 551 40 18
Fax: + 33 1 53 77 42 96     Fax:  + 1 646 487 40 18

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: June 14, 2004

                                 SANOFI-SYNTHELABO


                                 By:    /s/    Marie-Helene Laimay
                                      ----------------------------------------

                                      Name:    Marie-Helene Laimay
                                      Title:   Senior Vice President and
                                               Chief Financial Officer